Contacts:  Murray L. Swanson                   Karen M. Stewart
           Executive Vice President-Finance    Vice President-Investor Relations
           (312) 630-1900                      (608) 828-8316 Madison
           e-mail: murray.swanson@teldta.com   e-mail: karen.stewart@teldta.com

FOR RELEASE: IMMEDIATE

  TDS BEGINS TENDER OFFER TO PURCHASE AMERICAN PAGING SHARES

FEBRUARY 18, 1998, CHICAGO, ILLINOIS - Telephone and Data Systems, Inc. [AMEX:TDS] announced that pursuant to its previously reported definitive Merger Agreement with American Paging, Inc. [AMEX:APP], API Merger Corp., a wholly owned subsidiary of TDS ("API Merger"), today began a tender offer to purchase for cash all outstanding Common Shares of APP not already owned by TDS at a price of $2.50 per Common Share. The tender offer is being made in connection with a previously reported definitive Asset Contribution Agreement with TSR Paging, Inc. which, subject to acquisition by TDS of all Common Shares of APP not already owned by TDS and to certain other conditions, will combine its paging operations with that of APP.

The offer and withdrawal rights will expire at 12:00 midnight EST on March 17, 1998, unless extended.

The offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn at least the number of shares that, when added to the Common Shares of APP already owned by TDS, shall equal 90% of the Common Shares of APP outstanding and (2) the Asset Contribution Agreement with TSR Paging shall be in full force and effect and not terminated in accordance with its terms and certain closing conditions contained therein shall have been satisfied or waived. All APP Common Shares not purchased in the tender offer will be converted into the right to receive $2.50 per Common Share in a second-step merger to be consummated as soon as practicable after the offer.

Credit Suisse First Boston Corporation is the Dealer Manager for the offer.

TDS is a Chicago-based telecommunications company with established cellular telephone, local telephone and radio paging operations and developing PCS operations. TDS strives to build value for its shareholders by providing excellent communications services in attractive, closely related segments of the telecommunications industry.

TDS Internet Home Page:  http://www.teldta.com